Filed by Park Hotels & Resorts Inc.

(Commission File No. 001-37795)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chesapeake Lodging Trust

(Commission File No. 001-34572)

Presentation

Operator

Greetings. Welcome to Park Hotels & Resorts Acquisitions and First Quarter 2019 Conference Call.

[Operator Instructions] Please note, this conference is being recorded.

I will now turn the conference over to your host, Ian Weissman, Senior Vice President, Corporate Strategy.

Thank you. You may begin.

Ian C. Weissman

Senior Vice President of Corporate Strategy

Good morning, and welcome, everyone. Earlier this morning, we issued a press release announcing Park’s proposed $2.7 billion acquisition of Chesapeake Lodging Trust. If you haven’t yet downloaded the release -or detailed presentation, both are accessible on Park’s website at pkhotelandresorts.com, as well as on Chesapeake’s website at chesapeakelodgingtrust.com.

Along with the acquisition announcement, we also released our first quarter 2019 operating results with the full press release and detailed supplemental package available on our website.

This morning, Tom Baltimore, Park’s Chairman and CEO; and Sean Dell’Orto, EVP and CFO of Park will discuss the strategic and financial benefits of the proposed transaction as well as discuss Park’s first quarter results. Rob Tanenbaum, Park’s EVP of Asset Management, will also be available for questions.

Before we begin, I would like to remind everyone that many of the comments made today are considered forward-looking statements under federal securities laws. As described in our filings with the SEC, these statements are subject to numerous risks and uncertainties that could cause future results to differ from those expressed, and we are not obligated to publicly update or revise these forward-looking statements.

Actual future performance, outcomes and results may differ materially from those expressed in forward- looking statements. Please refer to the documents filed by Park with the SEC, specifically, the most recent reports on Form 10-K, 10-Q and 8-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Further on today’s call, we may reference certain non-GAAP financial measures. More information regarding these non-GAAP financial measures can be found in the company documents filed with the SEC.

With that, I will now turn the call over to Tom.

Thomas Jeremiah Baltimore

Chairman, President & CEO

Thank you, Ian. Good morning, everyone, and thank you for joining us to discuss the very exciting acquisition of Chesapeake Lodging Trust by Park Hotels & Resorts. As we announced earlier this morning, the Board of Directors of both companies have unanimously approved this highly strategic and compelling combination, a transaction which is expected to be accretive to earnings and advance our business plan to improve the overall quality and diversification of our platform.

On a pro forma basis, the combined company will further solidify our position as the second-largest lodging REIT with an enterprise value of nearly $12 billion, and ownership in 66 high-quality hotels located in key urban and resort markets throughout the U.S. These pro forma metrics assume the sale of Chesapeake’s 2 New York City assets and 3 legacy noncore Park assets, each of which we expect to sell prior to closing.

We also announced this morning the first quarter 2019 results with Park, which were outstanding for both the top line and bottom line performance, which I will touch on a little later.

Before discussing the details, I want to note that this transaction process has been incredibly positive for all involved. We have tremendous respect and admiration with what Jim Francis, the Chesapeake team and the Board of Trustees have accomplished since forming the company in 2009, assembling a high-quality, well-maintained hotel real estate portfolio, while generating solid returns for shareholders. During our discussions, both of our teams worked tirelessly and collaboratively to evaluate the merits and opportunities for this transaction, and I could not be more pleased with the goodwill formed throughout this process. This is a great opportunity for Park, one that I am confident will create significant value for our shareholders over the next several years.

Since spinning out of Hilton in early 2017, Park has enjoyed tremendous success. By seamlessly executing our business plan, we have delivered superior returns for Park shareholders, returning approximately $2 billion of capital and outpacing lodging REITs by nearly 3,400 basis points since the spin. We improved the operating performance and margins at our hotels, reporting sector leading results in 2018 and have an even stronger setup in 2019. We’ve prudently allocated capital by recycling proceeds from the sales of 15 noncore hotels, while buying back stock at a significant discount to net asset value.

And we maintained our discipline in protecting the balance sheet and distributing a consistent and well-covered dividend. Overall, I couldn’t be prouder of the hard work and dedication by the entire Park team and the accomplishments we have achieved in over just 2 years.

Having successfully executed on our plan, we have materially narrowed the valuation gap with our peers, and we now enter Phase 2 of our long-term strategic plan. While we remained laser-focused on continuing to improve operating margins within our core portfolio, the combination with Chesapeake is a compelling opportunity to accelerate several of our long-term strategic goals, including brand and -operator diversity, enhancing our geographic footprint and most importantly, sourcing a transaction that upgrades the quality of our portfolio. Our increased size and more diversified earnings base should help to further drive superior risk adjusted FFO growth, dividend support and additional shareholder value over the long run.

We believe the combined company offers substantial upside over the next several years as we continue to leverage our asset management expertise, similar to the success we have demonstrated within Park’s core portfolio.

As we look across the landscape of full-service hotel REITs, we believe Chesapeake is the perfect complement to Park’s portfolio, enhancing brand, operator and geographic diversity. Over 80% of their footprint is located in high-growth coastal markets and the addition of their portfolio expands our exposure to several of our target markets, including Boston, Los Angeles, San Diego, Miami and Denver. Additionally, we are very excited to gain an even stronger foothold in San Francisco, arguably, one of the strongest hotel markets in the country. We are equally excited to be expanding our brand and operating partners.

Post-closing our brand mix by room count will be 84% Hilton, 11% Marriott and just under 5% Hyatt. We will also have 9 operators, allowing us to deploy best practices from each across our portfolio.

Finally, the combination improves the overall quality of Park’s portfolio across several key metrics, including RevPAR, hotel EBITDA margins and EBITDA per key as specified in the merger presentation.

Digging deeper into Chesapeake’s portfolio. We believe there are several embedded growth opportunities within the portfolio, which should drive EBITDA meaningfully higher over the next few years. More specifically, as we note on Page 17 of the transaction deck, we have underwritten approximately $24 million of EBITDA upside in 2020, including $17 million of G&A savings, with 2021 upside of approximately $34 million.

Key levers of growth include: grouping up as we seek to drive Chesapeake’s group mix up by 150 basis points; adjusting the revenue mix by removing lower-rated contract business and improving revenue management execution to yield higher ADRs; improving food and beverage profitability, as we believe margins are running several hundred basis points below potential; increasing destination fees and the respective capture rate on those fees at several of the hotels; and reducing cost by enhancing productivity.

Over time, we expect additional value-creation will be driven by select ROI projects, potentially including the repositioning of underutilized space as meeting space expansions, adding additional keys, energy efficiency projects and brand conversions at select properties. We note that these additional ROI opportunities are not included in our baseline underwriting of the transaction.

Bottom line, this is a very compelling acquisition. We expect this to be an accretive transaction, which further enhances Park’s quality, footprints, brand partnerships and growth outlook. We are acquiring a top portfolio of assets at a very attractive valuation, equating to an approximate 13.9x multiple on ’19 EBITDA or 12.7x forward-looking earnings based on our underwriting for 2020.

We have a clear plan to unlock the value of the combined portfolio; and we will be laser-focused to achieve that plan just as we have been since Park’s spin. We couldn’t be more excited about the potential opportunities which suit our deep bench of talented and experienced asset management and design and construction resources.

Before I turn the call over to Sean who will provide additional detail on the transaction, I will briefly discuss our first quarter earnings. Once again, we reported a very strong quarter. With RevPAR growth coming in at 4.5%, while margins increased an impressive 100 basis points, both metrics well ahead of our peer group average.

Top-performing markets during the quarter included San Francisco, up 23.8%; Key West, up 6.6%; and New Orleans, up 3.4%. While we clearly benefited from having the right geographic footprint, credit also needs to be given to our proactive efforts to group up the portfolio.

We gained market share at 31 of our 48 comparable domestic hotels during the quarter, resulting in an over share — an overall share increase of 480 basis points. As a result, group revenue was up an impressive 10.3% led by San Francisco, which saw a 42% increase in group revenues with additional group strength at our Hilton Bonnet Creek and our Hilton New Orleans hotels as well the Hilton Santa Barbara, which continues to benefit from the recent upbranding, renovation and conversion.

As we look out over the balance of the year, we feel very good about the health of the business as key economic indicators remain healthy. While we expect the second quarter to be our weakest quarter of the year due in large part to difficult year-over-year comps, we are still anticipating RevPAR growth to be in the low single digits despite negative group pace. That said, the back half of the year looks exceptionally strong, especially the third quarter with group pace up over 35%, while group pace in the fourth quarter remains in the mid-single-digit range. Overall, group pace for the year remains unchanged at 10%.

Finally, turning to guidance. As a result of our strong performance and the relative strength we expect over the balance of the year, we are increasing our 2019 RevPAR guidance by 50 basis points at the midpoint to 2.5% to 4.5%, while margins go up by 20 basis points to plus-20 basis points to plus-80 basis points. As a result, our EBITDA forecast increases $5 million at the midpoint to $750 million to $780 million, while FFO per share increases by $0.02 at the midpoint to $2.93 to $3.07 per share. Please note that our updated forecasts do not include the impact of the Chesapeake acquisition or any other future hotel acquisitions or dispositions. We will provide updated guidance after the transaction closes late third quarter or early fourth quarter.

With that, I’d like to turn the call over to Sean who will walk you through some of the deal specifics.

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

Thanks, Tom, and good morning, everyone. I’m going to tailor my comments to address some of the financial elements of the transaction, including how they affect the balance sheet, earnings and the dividend. As noted in the release, total consideration for Chesapeake was approximately $2.7 billion. We have secured a $1.1 billion commitment to finance the $670 million cash component as well as the repayment of Chesapeake’s $225 million term loan and 2 of Chesapeake’s mortgages totaling approximately $130 million that are set to mature next year plus a portion of the transaction cost.

Taking this financing into account, along with the remaining mortgages we expect to assume, pro forma leverage would increase to 4.6x for the combined enterprise, including Chesapeake’s full portfolio of 20 hotels. However, as we note in the investor deck and as Tom noted earlier, we expect to sell both of Chesapeake’s New York City assets in addition to 3 noncore legacy Park assets at/or prior to closing. Proceeds from the sale of these 5 assets are estimated to be approximately $300 million, which will be used to reduce debt and bring our pro forma leverage down to 4.4x.

We have also identified 2 additional noncore assets within the Chesapeake portfolio that we would expect to sell after closing for approximately $170 million to $180 million. Further reducing pro forma leverage to 4.3x. Overall, we are confident about our ability to execute on these asset sales as the acquisition market remains robust, and there’s a significant amount of capital pursuing individual hotels. As for earnings, pro forma for these 5 assets we expect to sell at/or prior to closing and the approximately $24 million of G&A and operational synergies outlined in our presentation, we expect the transaction to be accretive to FFO per share by approximately 2% in the first full year. The FFO accretion is expected to increase to 3% to 4% in 2021 as we continue to implement our asset management strategies and execute on our contemplated ROI projects within the Chesapeake portfolio.

Despite slight dilution for the post-closing stub period in 2019, we expect to maintain our pre-transaction dividend target of 65% to 70% of our current adjusted FFO per share guidance, although I will remind you that our dividends remain subject to the discretion of our Board of Directors.

Finally, as mentioned before, the targeted closing for the acquisition is late third quarter or early fourth quarter of this year with an outside closing date of October 10. I also want to highlight that this transaction remains subject to Chesapeake’s shareholder vote, regulatory approvals such as SEC clearance and other customer and closing conditions.

That concludes our prepared remarks. But before I turn the call back over to our operator for questions, please note that this transaction is subject to approval of Chesapeake’s shareholders, so we may not be able to answer all the questions you might have today. We will file our registration statement that constitutes a prospectus of Park and we’ll include a proxy statement of Chesapeake that will contain additional information about the proposed transaction. With that, operator, may we have the first question, please?

Question and Answer

Operator

[Operator Instructions] Our first question is from Michael Bellisario with Robert W. Baird & Co.

Michael Joseph Bellisario

Robert W. Baird & Co. Incorporated, Research Division

Just first, maybe walk us through the synergy assumption you made, particularly the operational ones and kind of give us an overview of whether you went property by property, or are you kind of comparing Chesapeake’s portfolio to your portfolio in making more broad-based assumptions about the upside there?

Thomas Jeremiah Baltimore

Chairman, President & CEO

I’d say it first, Michael, if you looked at, I think, it’s Page 17 on the deck that we’d uploaded. Clearly on the G&A side, I think given the strong platform that we have here at Park, We’re confident obviously in that $17 million. Reality is the friction cost that’s taken on this portfolio, we believe, is about $2 million, otherwise, we’re able to eliminate all of those costs. I would say on the near-term revenue synergies, we broke it into categories, both the detailed here as the $11 million, identified there and then of course, about $2 million on the expense savings. There will be friction costs given Prop 13 and obviously, we think the insurance side will be slightly more than probably their run rate. But it was really done on a property by property buildup. Rob Tanenbaum and our feasibility team, men and women there who worked incredibly hard the last several weeks really going asset by asset, really doing a -, I would say, a detailed first pass. It’s important to note that these types of transactions, you’re not as permitted to do as much fieldwork. So we think, in fact, this is the baseline given our track record, we’re confident that we will be able to at least meet, if not exceed these notch. So we’re comfortable with the work that we’ve done today. To answer your question, it’s the buildup, that’s the way we do everything here at Park. It’s — we build it up, we don’t look at averages across, we’d like to look at the underlying asset, the market dynamics and that level of detail as we’ve done here in our underwriting.

Michael Joseph Bellisario

Robert W. Baird & Co. Incorporated, Research Division

That’s helpful. And then just one on the noncore asset sales. First, on the 3 legacy PK hotels, can you maybe give us a sense of the quality there and the pricing around those dispositions? And how we should think about the pricing of the potential Chesapeake dispositions and kind of comparing quality and CapEx needs? And just kind of a better understanding how we should think about the pricing of those assets versus your current trading multiple?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes. It’s a good question. Mike, these 3 noncore assets, first, I want to remind listeners that those assets are under contract, they are noncore so not dis-similar to some of the 15 assets that we’ve sold obviously over the last couple of years. I’d say, RevPAR is 35% to 40% below our portfolio average, much lower margins and certainly, in need of capital. I would say for the 3 assets that we’re selling, probably $40 million to $50 million of incremental capital required to bring those up to brand standards. Clearly, they’re non-core, not assets that really fit the Park portfolio moving forward. We would expect those assets will trade on a gross multiple probably somewhere in the 12x to 13x range. And regarding the 2 New York assets, clearly, we would expect those multiples to be much higher. Those are very attractive assets that are — could be sold unencumbered by management, so we expect that those will be well received in the marketplace.

Operator

Our next question is from Rich Hightower with Evercore ISI.

Richard Allen Hightower

Evercore ISI Institutional Equities, Research Division

Tom, first of all, I want to congratulate you and the company for even getting to the point where you could do a deal like this. And obviously Park came a long way in the last few years, so congratulations for that. I want to ask about, obviously, we had a very high profile M&A process with Pebblebrook and LaSalle last summer, and you always want to be careful to create comparisons in these situations, but as you look at sort of what happened in the back and forth, all throughout last summer, what are some of the lessons you learned from that process? And also with respect to pro forma leverage and what investors care about at this point in the cycle and some of the other risks involved through the deal, so just maybe comment generally on that, if you don’t mind?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes. First, Rich, thank you for your comment. I think it’s important to remind listeners here, we are in the third year of this journey. In fact, another 10 days we’ll be actually 3 years to the date that I left RLJ to rejoin Hilton to spin out Park. I could not be more energized. I could not be more proud of the men and women we’ve assembled here. When you think back on where we were, what we have accomplished in the short 2 years, right, recycling capital using those proceeds to buy back stock. We’ve obviously returned $2 billion of capital we’ve outperformed significantly in the sector by — we’re up 3,400 basis points over our peers plus/minus, and it really has been that discipline across the company from our finance and accounting teams to our asset management teams, to our design and construction. That hard work and that performance kind of put us in a position for this pivot phase 2 to sort of go on offense and grow the portfolio. So no secret. I have been talking for some time that we’re a highly fragmented segment, we should — lodging should consolidate. It tends to be episodic, it tends to be unpredictable. I am talking with my peer CEOs all the time, things sort of happen when they’re meant to happen. Regarding the prior situation, regarding Pebblebrook and LaSalle: I think this could not be more different, and I would say diametrically opposed. Good, professional conversations, parties committed to create value with shareholders on both sides of the aisle. We’ve worked through, I want to be careful, obviously, the details of the process, the discussions, all of that will be disclosed in the proxy, but we don’t see a repeat of that drama we want to stay as far away from that is possible, and I am sure that Chesapeake team feels the same way.

Regarding leverage, we have been laser-focused and disciplined. As you know, our 3 guiding principles: operational excellence, making sure that we’re a prudent capital allocator which we’ve clearly demonstrated both time and time again, of course third, having a low levered balance sheet. And Sean is as laser-focused and disciplined about it as we are as a team. Again, when we did that 3x to 5x, we’re levering up slightly here, but we’ve got a road map to quickly delever, but still we are beneath that 5x. So we’re at 4.6x, really at announcement; on a pro forma basis we break out into the selling 5 assets, we’ll be at 4.4x. And then again selling 2 additional assets, we’d be quickly down in that 4.3 range. So very manageable, much lower leverage than many of our peers. But we feel very good about where we are in the process, and I’m excited about this. We have worked really hard to put ourselves in this position. We’re excited, we think it’s the right counterparty, we think it’s the right portfolio, and think it really addresses many of the strategic objectives that we set out to improve our portfolio quality; add brand and operator diversification and geographic diversification and also embedded upside from ROI opportunities, margin opportunities. So we feel really good about where we are in this process.

Richard Allen Hightower

Evercore ISI Institutional Equities, Research Division

All right. Thanks for that comment, Tom. Really quickly, maybe just to turn the leverage question on its head for a second here. You mentioned the forecasted FFO accretion under the current parameters, it’s not a huge number in the next couple of years. I mean do you think that there’s flex if investors may want a little more FFO accretion sort of in the shorter-term, maybe given where we are in the cycle in terms of certainty around that? And then NAV accretion, it’s sort of a separate argument, I’m wondering how — if you could comment on how you think about that as well? And then I’ll hop back.

Thomas Jeremiah Baltimore

Chairman, President & CEO

If your — if the question is would we lever up, Rich, only trying to understand the question.

Richard Allen Hightower

Evercore ISI Institutional Equities, Research Division

Yes, it’s maybe what’s the incremental appetite for more leverage, again, to turn that question on its head, if the FFO accretion numbers that reported earlier maybe aren’t what investors are looking for, hypothetically?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes, we were comfortable with the leverage today and want to bring that down, Long term, as you know, we aspire to low 3s as we get to investment grade, that takes time, we’re nowhere near that at this point. But levering up more is not something that we really want to contemplate at this point.

Operator

Our next question is from Smedes Rose with Citi.

Bennett Smedes Rose

Citigroup Inc, Research Division

I just wanted to ask on the — the part of the strategy of Chesapeake is to group up with that — on that portfolio, but they have a lot less meeting space per key. So are there any incremental investment plans to add more meeting space? Or is there something you can do without the same number of — amount of group space on a per key basis?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes. Smedes, it’s a great question. I’d make a couple of observations because sometimes the perception of Park is that we’re all of these sort of big group houses, We do have 9 hotels, obviously, that are greater than 125,000 square feet of meeting space. Our top 10 assets obviously account for about 60%, 65% of our EBITDA premerger with Chesapeake, but we do have a number of other hotels with 20,000, 25,000, 30,000, 40,000 square feet of meeting space. We would think that by bolting on this portfolio at Chesapeake that there is an opportunity to group up that portfolio as well. The work that Rob and his team have done and our feasibility team have done so far, we think incrementally, 150 basis points there at about 20%, 20.5%. So moving that from that to 22% to 22.5%, we think is very achievable. And again with the great success that we’ve shown with Park, by anchoring your business with group, layering in contract business, and then it allows you to more efficiently yield your transient. And every time that we’ve done that, we’ve seen the benefit of that in our first quarter. Again, sector-leading performance again of 4.5% of RevPAR. We look out third quarter, we’re looking for our group pace to be up 35%. So we really think that in this climate, group is a real competitive advantage, and we’ve had stripped partly with our management partner, in this case, Hilton, to look forward to doing with that with our expanded partners to make it sure that we can, as Rob likes to say, “Remix the mix,” so I’ll steal his phrase for a second.

So I think it’s been really beneficial for us.

Bennett Smedes Rose

Citigroup Inc, Research Division

Okay. Let me just ask you too on the Hilton Caribe which I guess opens or reopens in the next week or so. Does your guidance contemplate, including business interruption as that continues to ramp up? Or how — where does that stand in terms of the insurance proceeds there on the business side?

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

Smedes, this is Sean. Our guidance does contemplate kind of what we did last year as well: receipt of business interruption proceeds as well as operational profits this year, now that it will be open to equate to a kind of EBITDA levels that it has prior to the storm, it’s about $8 million so it’s been contemplated.

Operator

Our next question is from David Katz with Jefferies.

David Brian Katz

Jefferies LLC, Research Division

I just have one question that occurred to us this morning as certainly, plenty of detail in the deck, but have you contemplated or are there any exercises around changing any of the brands within the portfolio or rebranding anything in there? Is that a possibility?

Thomas Jeremiah Baltimore

Chairman, President & CEO

David, it’s a great question. Yes, one of the things that we really like about this opportunity is really the optionality. We think that there will be brand opportunities, brand changes to upgrade. We also think that there will be manager opportunity as well. Again, we’ll evaluate that over time. But those are areas, again, where I think Park really excels. Thinking about the branding success and the branding changes that we’ve made. If you look at Santa Barbara, taking that from a Doubletree up to a Hilton. We’re now working in our Doubletree in San Jose, and we’re going to convert that to a Hilton. So we think that there going to be similar opportunities, and we really look forward — One of the exciting things is to now be back into the Marriott and the Hyatt family of brands. We love our relationship and partnership with Hilton, but we’re excited about getting back into — back with Marriott and with Hyatt and in supporting and building those relationships and in expanding. We’ve got new — 8 new operators which we also think would give us the opportunity to look at some best practices and apply that across our portfolio as well. We see that as incremental upside, none of that is taken into the underwriting, so we again more to follow in the weeks and months ahead as the transaction, hopefully, we move towards the closing.

Operator

Our next question is from Patrick Scholes with SunTrust Robinson Humphrey.

Unknown Analyst

Question for you on the selling of the New York City properties. I’m wondering how initially are you seeing that bidding process? How competitive is it? What are some of the characteristics of the potential buyers? And certainly, we’ve seen the hotel REITs getting out of New York, but I’m quite curious who is rushing to get it in?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Fair question. Obviously, as you can imagine, with the document-rich merger, which is just being signed last night and obviously being announced this morning, we haven’t engaged with any potential brokers or potential buyers, but New York is as we all know, one of the great cities of the world. There is still a very healthy appetite of capital, both equity capital and debt capital. We think given the quality of these 2 assets, they’re well located, and management could also be available that this will appeal to both domestic and perhaps, foreign buyers as well. So we see a very low risk in being able to execute and to sell these assets. We’re happy with our footprint, we love the Hilton Midtown. Again, anchored with that asset, as we look at it from a capital allocation standpoint, we want to allocate capital elsewhere. They should be 2 attractive assets to sell. And again, as we look to delever the portfolio.

Operator

Our next question is from Stephen Grambling with Goldman Sachs.

Stephen White Grambling

Goldman Sachs Group Inc., Research Division

With the initial spin, I think one of the competitive advantages that you talked about was some of the flexibility you had from being so close to Hilton and being able to enact change, I think, with a direct line of communication. As you diversify away from their brand, does that dynamic change? And how do you balance that or assess the potential financial benefits from brand diversification?

Thomas Jeremiah Baltimore

Chairman, President & CEO

It’s a fair question, Steve. And I would tell you that given my past life, at peak I think we had 17 operators, and we were large Hilton, Marriott and Hyatt. I actually think that’s the best of all worlds. Because you get — to really understand the strength of those brand platforms as well as those operating relationships, not only with the brands but also through other independent operators. So I have a lot of experience with that, I know that Rob Tanenbaum and our Asset Management [does] as well. So we think long-term, that’s only going to sharpen the knife, that’s only going to make us more successful. We believe candidly, by partnering with strong operators that they make us better owners, and we think we make the management companies better managers by having that sort of push and pull discussions that occur at that level.

So we think it’s a net positive, we think of having a diversified platform across multiple brands makes them long-term.

Stephen White Grambling

Goldman Sachs Group Inc., Research Division

Okay. And then I don’t know if I’ve seen this on the release or not but on capital spending, you mentioned the $35,000 per key over the past 5 years at Chesapeake, what’s the expected CapEx for the combined business over the next few years? And then what — how are you thinking about maintenance CapEx longer term for the combined business?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Now, we’ve been more conservative than probably most of our peers — again, most of our peers are probably in the 4%, 4.5%, and then we’re generally using a run rate in the 5% to 6%, strictly given our larger full-service that have got more expansive meeting and public space. Now you’re probably safe to be in that 5% range on a go-forward basis. We probably are 5% to 6% depending on the asset as what we’re doing here at Park. The Chesapeake portfolio is well maintained, we don’t see a lot of PIP risk and a lot of CapEx risk, which is another attractive thing in the portfolio. There will be ROI opportunities but those again — will have an associated return for us.

Stephen White Grambling

Goldman Sachs Group Inc., Research Division

As a very quick follow-up, are there any economies of scale on the CapEx front as you think about ROI projects going forward or just general maintenance CapEx?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Huge opportunities. Great question. Carl Mayfield, who heads up our design and construction, I think best-in-class. We have — with this again, one of the many benefits but this gives us purchasing power. We think our benefits of scale lower cost of capital, purchasing power not only with brands but with vendors as well. So we see this as a real net positive. I don’t know candidly, or do know candidly but not all those benefits are baked into the underwriting as well. So we think the outlook from the transaction only gets better, not worse as we dig into it over time.

Operator

Our next question is from Robin Farley with UBS.

Robin Margaret Farley

UBS Investment Bank, Research Division

I know this idea about consolidation among the REITs that’s been out there for a little while, that’s something that you’ve talked about, what do you think it was about the timing of sort of why now that this came through? Is it that the REITs are down from their 52-week highs and it would — so maybe made for more willing seller? Or maybe you could just give us some color on this kind of why now in terms of timing?

Thomas Jeremiah Baltimore

Chairman, President & CEO

It’s a fair question, Robin. I want to be responsive, but let me just say that, as you know M&A tends to be episodic, a little uneven, and this is one that just — it came together at this point. We will have much more to say in the proxy disclosure, in the coming weeks, and we will answer all those questions in great detail. I think you can appreciate why I’m not able to answer that question at this point.

Robin Margaret Farley

UBS Investment Bank, Research Division

Okay. Sure. And then just a follow-up question on your results and your guidance. When you look at the strong RevPAR growth, especially so much of it coming from rate rather than occupancy increase, I guess, can you help us think about what that 400 basis points or 390 basis points in rate in Q1 here with about 100 basis points of margin? Can you help us think about with your full year guidance that kind of 3.5% at the midpoint? Maybe think about how much of that will be coming from rate versus occupancy and why that gets to that. I guess that kind of 30 or at this point, 50 basis points at the mid point in terms of full year margin?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Let me also say, Robin, we’re — it’s — we’re being conservative. Obviously, at this point of where we are in the cycle and given our revenue management strategies, we are generating significant RevPAR growth and doing, I think, a wonderful job at yielding, strictly working closely with our partners at Hilton and with great encouragement from Rob Tanenbaum and asset management team. So we feel very good about the guidance, we’ve — being anchored so much in group business really helps this portfolio, really plays to our strengths. So if anything, I would signal that we’re very, very confident with the back half of the year and the guidance we provided at this point.

Robin Margaret Farley

UBS Investment Bank, Research Division

I guess that maybe I was looking for a little bit of maybe a sensitivity to margin if it’s 100 basis points of rate versus 100 basis points of occupancy, just to think about kind of what’s driving the margin?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Well, look, clearly, there’s cost pressure. But again, based on a number of the productivity initiatives based on good work that we’re doing with our partners, we’ve been able to mitigate that. We don’t call it data analytics here at Park, we call it just good blocking and tackling what we’re doing. And I think that Rob and team have demonstrated that time and time again.

Operator

Our next question is from Bill Crow with Raymond James.

William Andrew Crow

Raymond James & Associates, Inc., Research Division

Just curious, once this deal comes together, you sell the 5 assets that you’ve announced: two from them, three from you. Should we expect more portfolio churn? I mean are you going to get a little more active on selling assets — selling core assets, not just the noncore stuff in order to kind of continue to refine the portfolio, maybe further concentrate in certain markets?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Great question. The answer is a resounding yes. If I’ve learned anything in this business over many years is that portfolio management, it’s critical, as you continue to evaluate assets in their life cycle, markets, looking at demand trends, so we love the additions that we get obviously by bolting on Chesapeake in the 20, that, we think, obviously, 18 assets. But — and our exposure to San Francisco, it goes up 300 basis points. And we’ll have 4,200 rooms in the CBD of San Francisco. We think obviously one of the top hotel markets. Clearly, this improves our footprint in Boston about 300 basis points. We pick up Los Angeles, Denver. We pick up Miami, good footprint there. But we still will have noncore assets on the legacy Park. As you think about the Park portfolio, we have 51 assets now. Again, included in that are 11 joint ventures, and we’ll continue to retool and hopefully be divesting capital out of those over time as well. But remember, our top 25 assets account for about 90% of that value. So you will continue to see us recycle capital in the higher growth markets, or if there is a dislocation and buying back stock, certainly where that makes sense. But clearly, continuing the managed portfolio is a fundamental tenant of the good work that we’re doing here at Park.

William Andrew Crow

Raymond James & Associates, Inc., Research Division

Great. And the — quick follow-up, Sean, any impact on G&A or other items from the first quarter related to this transaction?

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

No. Nothing material on G&A for this transaction.

Operator

Our next question is from Jeff Donnelly with Wells Fargo.

Jeffrey John Donnelly

Wells Fargo Securities, LLC, Research Division

And maybe just the first question for you, Tom, on synergies. Are you able to share just maybe what the breakup fee is for the transaction? And maybe what transaction cost for the deal?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes. Jeff, transaction costs, I believe, we disclosed $120 million, plus or minus. And with regard breakup fees, the merger agreement has been filed. And I believe a couple of your peers may have already picked up, but all that information is publicly available.

Jeffrey John Donnelly

Wells Fargo Securities, LLC, Research Division

Great. And then maybe back on your operations, specifically Hawaii and San Francisco, can you walk us through how we should be thinking about the progression of quarters for Q2 through Q4 for those 2 markets, is it fair to say that the best days lay ahead for Hawaii but maybe for San Francisco, the — some of the strongest RevPAR is maybe in its past at this point?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Yes. I mean, listen, San Francisco continues - as you know, we were up 24% in Q1. As we think about the balance of the year, clearly, first quarter will be the strongest. We fully expect to finish the year at high-single digits. We have very strong group pace throughout the year. So in Q3 and Q4, both 30 — over 30%, again, group pace for the year is about 31%. So San Francisco will continue to be strong. I’ll let Rob jump in on Hawaii and give you some moving parts there but as you know, we continue to outperform there and had significant share growth there as well as our 2 assets there in Hawaii.

Robert D. Tanenbaum

Executive Vice President of Asset Management

Yes, Jeff. Hawaii it’s — team did a great job, RevPAR was up 50 basis points and $242. Our group grew 22% in the quarter, while transient was down 5+%. Really amazing job they did, generated flow-through at that property. We feel very good about this team and Southwest Airlines now beginning service to Hawaii, and expected additional service route over the next few months once the FAA and Boeing read the 737 Max issues. But we’ve seen fare drops coming into the market, which is fantastic for driving demand. And our far east production continues to grow, so we’re very encouraged by what we’re seeing in Hawaii as we go forward here.

Operator

We now have a follow-up question by Smedes Rose with Citi.

Michael Bilerman

Citigroup Inc, Research Division

It’s Michael Bilerman, I’m here with Smedes. Just talking about the — so the break fee is only $38.5 million or call it, about $0.60 of Chesapeake share for about a month until early June, and then rises to 68 — sorry, $62.5 million or $1 a share thereafter. Can you — and it doesn’t appear that they have any sort of go-shop, but maybe you can just sort of talk a little bit about the process in terms of how long you’ve been talking with them, when you went exclusive with them and sort of the rationale for a 1 month lower break?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Mike, it’s all great questions. Mike, as you know, that puts me in a tough position of being advised by the counsel that I’m not able to answer those questions at this point. We did file a merger agreement, obviously, members of your team have already done a quick review of it. As you know, merger agreements and discussions are complicated, and we will follow-up with those process, time lines through the proxy. We think this is a very fair deal for both parties, both organizations are excited about it, and we look forward to moving it forward.

Michael Bilerman

Citigroup Inc, Research Division

How much time have you spent with them from an integration standpoint in bringing the hotels on? I’m just trying to get a sense of how far along are you in sort of the integration process to give us a sense of where this came up over the last couple of weeks? Has this been an intense negotiation over the last couple of months? Just give us a little bit of perspective on that?

Thomas Jeremiah Baltimore

Chairman, President & CEO

Again, Michael, we will provide color and a timeline. I think you know that we tend to be very disciplined here at Park that we’ve — we don’t shoot from the hip. I’ll leave it at that, but again, we will provide all possible disclosure and in the proxy and the S-4 that will be filed here in the next several weeks.

Michael Bilerman

Citigroup Inc, Research Division

Now is there — I would just want to make sure we’re reading it right, there is no official go shop, they’re not allowed to solicit proposals, it’s just the fact that the break fee is set lower for a month where someone was in part of the process, they’d be able to make a bid with a lower break fee, is that correct?

Thomas Jeremiah Baltimore

Chairman, President & CEO

You are correct, no shop.

Michael Bilerman

Citigroup Inc, Research Division

The $120 million is about 4.5%, $120 million transaction cost is about 4.5% of your total value of the transaction. Can you at least take the $120 million and put it into its composite parts? How much of it was sort of advisers, lawyers, bankers? How much of it is severance to the management team? And then a third bucket of all the other?

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

Michael, Sean Dell’Orto here, I — we won’t get too much into those buckets at this point. But clearly, the others are — there’s advisory fees involved, there’s financing fees that we have all kind of market-related kind of fees. And then ultimately, we kind of — you have transfer taxes involved, trading of real estate in there as well, and you can obviously through proxies and whatnot, can determine if there’s a cash severance component. So we’re just kind of leave it at that, but the 4 things I just mentioned earlier are pretty much, the bulk of what you’re seeing.

Michael Bilerman

Citigroup Inc, Research Division

You’re not going to roll the financing fees and the cost of the financing and amortize them there?

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

They will be but from a cash outlay standpoint there is that what we’ve captured.

Michael Bilerman

Citigroup Inc, Research Division

You’ve put them into the $120 million?

Sean M. Dell’Orto

Executive VP, CFO & Treasurer

They’re in the sources and uses, correct.

Operator

We have reached the end of our question-and-answer session. I would like to turn the conference back over to Tom Baltimore for closing comments.

Thomas Jeremiah Baltimore

Chairman, President & CEO

Thank you. We appreciate all of you taking time today. We are headed to meet with many of you over the next couple of days, and we look forward to continuing the discussion. Thank you for taking time today. We are excited about our future at Park both this potential transaction with Chesapeake in addition to the strong operating results. Looking forward to talking with you soon.

Operator

Ladies and gentlemen, thank you for your participation. This does conclude today’s teleconference. You may disconnect your lines, and have a wonderful day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements related to Park’s current expectations regarding the performance of its business, financial results, liquidity and capital resources, the effects of competition and the effects of future legislation or regulations, the expected completion of anticipated acquisitions and dispositions, the declaration and payment of future dividends, statements about the benefits of the proposed transaction involving Park and Chesapeake and statements that address operating performance, events or developments that Park expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed transaction to customers, employees, stockholders and other constituents of the combined company, the integration of Park and Chesapeake, cost savings and the expected timetable for completing the proposed transaction, and other non-historical statements. Forward-looking statements include all statements that are not historical facts, and in some cases, can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements for various reasons, including risks associated with Park’s ability to consummate the proposed transaction and the timing of the closing of the proposed transaction; the ability to satisfy conditions necessary to close the proposed transaction; applicable regulatory changes; the availability of financing; risks associated with acquisitions generally, including the integration of the combined companies’ businesses; risks associated with execution of anticipated asset dispositions; risks associated with achieving expected revenue synergies or cost savings; as well as other risks and uncertainties detailed from time to time in Park’s filings with the SEC. You should not put undue reliance on any forward-looking statements and Park urges investors to carefully review the disclosures Park makes concerning risk and uncertainties in Item 1A: “Risk Factors” in Park’s Annual Report on Form 10-K for the year ended December 31, 2018, as such factors may be updated from time to time in Park’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Except as required by law, Park undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Park intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Chesapeake and also constitutes a prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Chesapeake’s shareholders. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at (571) 349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in the proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.